SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)

CREDENCE SYSTEMS CORPORATION

(Name of Issuer)

Common Stock $0.001 Par Value

(Title of Class of Securities)

225302108

(CUSIP Number)

Gerald Morgan Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025 (650) 233-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 225302108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NPTest Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,975,400
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,975,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,975,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225302108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,975,400
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,975,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,975,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225302108	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,975,400
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,975,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,975,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.5%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Credence Systems Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1421 California Circle, Milpitas, California 95035.

Item 2. Identity and Background.

          (a) Name of Persons(f) Filing this Statement (the “Reporting Persons”)

          NPTest Holding, LLC, a Delaware limited liability corporation (“NPTest LLC”)

          Francisco Partners, L.P., a Delaware limited partnership (“FPLP”)

          Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)

          (b)-(c)

          NPTest LLC is a Delaware limited liability company that was originally formed to invest in NPTest Holding Corporation. The business address of NPTest LLC, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information with respect to FPLP, the majority member of NPTest LLC, and FPGP, the managing member of NPTest LLC, is set forth below.

          FPLP is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of FPLP, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to FPGP, the sole general partner of FPLP, is set forth below.

          FPGP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is investing directly or indirectly in various companies. The business address of FPGP, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to David M. Stanton, Sanford R. Robertson, Benjamin H. Ball, Dipanjan Deb, Neil M. Garfinkel, Gerald Morgan, and David Golob, the Managing Directors of FPGP, is set forth below.

          Mr. David M. Stanton is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Stanton is also a Member of Francisco Partners Management, LLC (“FPM”), which provides management services to FPLP at the request of FPGP. The business address of Mr. Stanton is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Sanford R. Robertson is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Robertson is also a Member of FPM. The business address of Mr. Robertson is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Benjamin H. Ball is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Ball is also a Member of FPM. The business address of Mr. Ball is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Dipanjan Deb is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Deb is also a Member of FPM. The business address of Mr. Deb is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. He is also a member of the Issuer's board of directors.

          Mr. Neil M. Garfinkel is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Garfinkel is also a Member of FPM. The business address of Mr. Garfinkel is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. David Golob is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Golob is also a Member of FPM. The business address of Mr. Golob is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Gerald Morgan is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Morgan is also a Member of FPM. The business address of Mr. Morgan is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          (d)–(e) During the last five years, none of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs. Stanton, Robertson, Ball, Deb, Garfinkel, Golob, and Morgan is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          On June 9, 2004, NPTest LLC, acquired 7,975,400 Shares from the Issuer upon the conversion of non-voting convertible stock of the Issuer which NPTest LLC received in exchange for its common stock of NPTest Holding Corporation in a merger whereby NPTest Holding Corporation merged with and into a subsidiary of the Issuer.

          In the merger, each share of NPTest Holding Corporation common stock held by NPTest LLC was converted into the right to receive (a) 0.008 of a share of non-voting convertible stock of the Issuer and (b) $5.75 in cash. In connection with the closing of the merger, NPTest LLC received, on June 3, 2004, 203,036 shares of non-voting convertible stock of the Issuer. 79,754 shares of such non-voting convertible stock was converted into the Shares on June 9, 2004. NPTest LLC currently holds 123,282 shares of non-voting convertible stock of the Issuer.

Item 4. Purpose of Transaction.

          The Shares to which this statement relates were acquired in connection with the merger of NPTest Holding Corporation with and into a subsidiary of the Issuer.

          The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Item 5. Interest in Securities of the Issuer.

          (a) (1) NPTest LLC is the record and beneficial owner of 7,975,400 Shares, which represents approximately 9.5% of the outstanding Shares.

          (2) In its capacity as the holder of a majority of the membership interests in NPTest LLC, FPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 7,975,400 Shares, which represents approximately 9.5% of the outstanding Shares.

          (3) In its capacity as the managing member of NPTest LLC and the managing member of FPLP, FPGP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 7,975,400 Shares, which represents approximately 9.5% of the outstanding Shares.

          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

          (c) NPTest LLC also acquired 123,282 shares of non-voting convertible stock of the Issuer in connection with the closing of the merger.

          (d) The right to receive dividends on, and proceeds from the sale of, the Shares which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

          (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

          On February 22, 2004, in connection with the merger, NPTest LLC entered into a lock-up agreement and a registration rights agreement with the Issuer.

          Lock Up Agreement

          Under the Lock-Up Agreement, NPTest LLC has agreed to the following restrictions on the sale of the Issuer non-voting convertible stock or the shares of Issuer common stock into which it is convertible, it has received in the merger:

          • until the date that is two days following the date the Issuer first releases the combined financial results of Credence and NPTest Holding Corporation following the closing (the “Initial Release Date”), NPTest LLC will not sell, offer to sell, contract to sell, or otherwise transfer any shares of Credence non-voting convertible stock, or the shares of Issuer common stock into which it is convertible, other than pursuant to a piggyback registration (as defined below) pursuant to the registration rights agreement;

          • from the Initial Release Date until the date that is two days following the date the Issuer releases its financial results for the fiscal period next following the Initial Release Date (the “Second Release Date”), NPTest LLC will not transfer any shares of Issuer non-voting convertible stock, or the shares of Issuer common stock into which it is convertible, unless each such transfer complies with Rule 144 of the Securities Act or each such transfer is pursuant to a piggyback registration (as defined below); and

          • beginning on the Second Release Date and thereafter, NPTest LLC is not subject to any contractual limitation on its ability to transfer shares of Issuer non-voting convertible stock, or the shares of Issuer common stock into which it is convertible. In addition, at any time on and after the closing date of the merger, NPTest LLC will be entitled to transfer any or all of its shares of Issuer non-voting convertible stock pursuant to a piggyback registration.

          Registration Rights Agreement

          The registrations rights agreement provides the holders of Registrable Securities, or the Holders, with certain demand registration rights. “Registrable Securities” are the shares of Issuer common stock issued to the Holders upon conversion of Credence non-voting convertible stock. Holders have the right to make an aggregate of two demands that the Issuer register their Registrable Securities under the Securities Act, provided, however, that upon the existence of certain circumstances, the Issuer may delay a demand for registration for a specified period. Each demand must be for the registration of at least 1,000,000 shares of Registrable Securities.

          The registration rights agreement also provides the Holders with certain piggyback registration rights. If the Issuer proposes to register any of its equity securities, the Holders are entitled to have their Registrable Securities included in the registration statement. The Holders have unlimited rights to such registrations, subject to customary limitations such as underwriter cut-backs.

          The registration rights agreement also provides that if Credence proposes to register any of its equity securities for its own account after the expiration of the 180-day period following the Second Release Date (the “Initial Period”), and determines that filing a registration statement with respect to the Holders' Registrable Securities would materially interfere with the Issuer's proposed registration, then, subject to certain limitations, it may delay that filing for up to 135 days in any 360-day period. If the Issuer invokes such a delay during the 360-day period following the Initial Period, upon the expiration of the delay, the Issuer is required to offer the Holders the opportunity to include up to 50% of the Holders' Registrable Securities in the registration statement that was subject to the delay.

          The Issuer will pay all expenses in connection with registrations pursuant to the registration rights agreement, except for any broker fees or commissions, placement agency fees, underwriters' discounts or commissions or transfer taxes in connection with the sale of the securities by the Holders.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Lock-up Agreement, dated as of February 22, 2004 between Credence Systems Corporation and NPTest Holding, LLC.
Exhibit 99.2:	Registration Rights Agreement, dated as of February 22, 2004 between Credence Systems Corporation and NPTest Holding, LLC.
Exhibit 99.3:	Joint Filing Agreement among the parties regarding filing of Schedule 13D.

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: June 9, 2004

NPTEST HOLDING, LLC

By: FRANCISCO PARTNERS GP, LLC, Its Managing Member

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: June 9, 2004

FRANCISCO PARTNERS L.P.,

By: FRANCISCO PARTNERS GP, LLC, Its General Partner,

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: June 9, 2004

FRANCISCO PARTNERS GP, LLC,

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director